

February 27, 2024

Nick Bhargava
Chief Executive Officer
Groundfloor Loans 1, LLC
600 Peachtree Street
Atlanta, GA 30308

> **Re: Groundfloor Loans 1, LLC**
> **Draft Offering Statement on Form 1-A**
> **Submitted January 31, 2024**
> **CIK 0002002281**

Dear Nick Bhargava:

We have reviewed your draft offering statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments.

Draft Offering Statement on Form 1-A

Risk Factors
By Purchasing Shares in this Offering..., page 26

1.   Please reconcile your disclosure in this risk factor that arbitration must be conducted in the State of Georgia with the terms of the subscription agreement including section 13 which refer to the State of Virginia in the Washington, D.C. metropolitan area.

Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction